Exhibit 1.01
Rockwell Collins, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2016

1.0    Overview

This report (the "Report"), for the calendar year ended December 31, 2016, has been prepared by Rockwell Collins (herein after referred to as "Rockwell Collins," the "Company," "we," "us" or "our") pursuant to Rule 13p-1 (the Rule) under the Securities Exchange Act of 1934. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products may potentially contain conflict minerals which are necessary to the functionality or production of their products that are sourced from the Democratic Republic of Congo (DRC) and the surrounding countries, (hereinafter referred to as the "Covered Countries"). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (3TG).

In accordance with the Rule, the information in this Report includes the activities of all majority-owned subsidiaries and entities that are required to be consolidated under U.S. Generally Accepted Accounting Principles. Per the Rule, acquisitions are required to be included in the Company’s first filing that occurs no more than eight months after the acquisition date.

1.1    Our Products

Rockwell Collins is a leader in the design, production and support of communication and aviation electronics for commercial and military customers worldwide. The integrated system solutions and products we provide to our served markets are oriented around a set of core competencies: communications, navigation, automated flight control, displays/surveillance, simulation and training, integrated electronics and information management systems. For further information on our Company or products, please visit www.rockwellcollins.com.

Rockwell Collins has reason to believe that certain products manufactured or contracted to be manufactured during the 2016 calendar year contained 3TG that was necessary to the functionality of the product. As a result, we have undertaken measures in accordance with the Rule, to perform a reasonable country of origin (RCOI) inquiry as well as further due diligence measures on the source and chain of custody of the 3TG in our products.

1.2    The Company’s Conflict Minerals Policy

The Company is committed to ensuring that we uphold fundamental human rights and believe that all human beings around the world should be treated with dignity, fairness and respect. It is our Company's intention to obtain products and services only from suppliers who demonstrate a serious commitment to the health and safety of their workers and operate in compliance with human rights laws. For additional information about our commitment to responsible sourcing and other human rights, see our Standards of Business Conduct (SBC) at http://www.rockwellcollins.com/Our_Company/Ethics/Our_Standards.aspx.

Our Conflict Minerals Position Statement is publicly available on our website at http://www.rockwellcollins.com/Our_Company/Corporate_Responsibility/Material_Declarations.aspx.

1.3    Reasonable Country of Origin Inquiry (RCOI)

Our supply chain is complex and there are multiple tiers between the Company and the mine. Rockwell Collins is considered a downstream supplier or a “component product manufacturer” and does not procure metals directly from the mines or smelters. Thus, the Company relied on our direct suppliers to provide information on the origin of potential conflict minerals contained in components and materials supplied to us, including sources of 3TG within their products. For the current reporting period, the Company surveyed direct suppliers who comprised the majority of our component spend during calendar year 2016.

2.0     Design of the Company’s Due Diligence Framework

The due diligence measures captured in the Company’s Conflict Minerals Procedure have been designed in conformance with the internationally recognized framework: The Organization for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing and the related Supplements for 3TG that can be found at http://www.oecd.org/investment/mne/mining.htm. The five steps from the OECD Due Diligence Guidance document are listed below:

•	Step 1: Establish Strong Company Management Systems

•	Step 2: Identify and Assess Risk in the Supply Chain

•	Step 3: Design and Implement a Strategy to Respond to Identified Risks

•	Step 4: Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

•	Step 5: Report Annually on Supply Chain Due Diligence

2.1     Step 1: Establish Strong Company Management Systems

Rockwell Collins has established a management system to evaluate the source and chain of custody of 3TG in our supply chain. Additionally our company has an established Conflict Minerals Team, which oversees the due diligence process and includes representatives from Finance, Legal, Manufacturing and Supply Chain. We have also set expectations and procedures around our sourcing of 3TG as described below.

Conflict Minerals Procedure
We have developed an internal Conflict Mineral Procedure that defines the process requirements to comply with the Rule.

•	Supplier Engagement
We have taken measures to communicate the requirements of the rule and our expectations for compliance with our supply base. Communications are a critical component to the success of achieving compliance with our Conflict Minerals goal, increasing awareness of the regulation and informing suppliers about the critical importance of Conflict Minerals. Below are examples of measures we have taken to communicate with our supply base during the previous calendar year.

•	Annual Supplier Conference
Rockwell Collins invites its top suppliers to its Annual Supplier Conference each spring. The Conflict Minerals Team established a booth to educate our supply base about the Rule and our Company's annual filing requirement.

•	Supplier Outreach
Rockwell Collins developed and sent a formal communication to identified direct suppliers summarizing the requirements of the Rule and our expectations of how suppliers will help us comply with this law. Rockwell Collins engages suppliers on an as requested basis for further clarification of the Rule and their obligations.

In addition to the formal communications above, the Company maintains an electronic portal which suppliers can access to gather resource information related to Conflict Minerals, including FAQs from the Aerospace Industries Association's (AIA) Conflict Minerals Working Group (CMWG) and the SEC.

•	Contract Terms and Conditions
For new and renewal contracts, we have incorporated a Conflict Minerals clause in our standard contract terms and conditions. The Conflict Minerals clause requests our direct suppliers to provide information that will allow Rockwell Collins to comply with the Rule.

•	Enterprise Engagement
Rockwell Collins has established a management system to support supply chain due diligence related to 3TG. Our management system includes an executive review board sponsored by executives from Finance, Legal, Manufacturing and Supply Chain. The team includes subject matter experts from functions such as material and supply, finance, engineering, legal, environment, safety and health. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy. We also have in place a working group that meets several times a year to discuss status and best practices.

•	Grievance Mechanism
Rockwell Collins has an established Ombsudsman hotline, as part of our Standards of Business Conduct Policy, which may be used by employees or outside parties to report violations of our policies and procedures.

2.2     Step 2: Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We rely on these suppliers, whose components contain 3TG, to provide us with information about the source of conflict minerals contained in the supplied components. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the purchase contracts with our suppliers are multi-year contracts and therefore we may have difficulty in imposing new contract terms and flow-down requirements. As we enter into new contracts, or renew our existing contracts, we are adding a clause to request suppliers to provide information about their source of 3TG and smelters. In the meantime, as described below, we are working with selected suppliers to request they provide the 3TG sourcing information.

We requested that all identified suppliers provide information to us regarding 3TG and smelters using the template developed by Conflict Free Sourcing Initiative (CFSI) known as the Conflict Minerals Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict free policy, its due diligence process and information about its supply chain, such as the names and locations of smelters and refiners, as well as the origin of 3TG used by those facilities. We have determined that requesting our identified suppliers to complete the Template represents our reasonable best efforts to determine the mines or locations of origin of 3TG in our supply chain. We have reached this conclusion in part as a result of our participation in the CFSI.

2.3     Step 3: Design and Implement a Strategy to Respond to Identified Risks

Although we do not have a direct relationship with 3TG smelters and refiners, we do participate in industry-wide 3TG initiatives within the Aerospace & Defense and Electronics sectors. The purpose of our participation within these industry groups is to enable us to obtain information from upstream entities within the supply chain as well as develop a standardized procedure for identifying socially responsible smelters and refiners. The following is a list of the specific industry initiatives in which we participate:

•	AIA CMWG

•	CFSI which includes the Conflict Free Smelter Program (CFSP)

•	IPC Conflict Minerals Due Diligence Committee

•	IPC Conflict Minerals Data Exchange Task Group

As part of our normal operating procedures, should we learn of smelters in our supply chain who are sourcing from the Covered Countries, and are not on the CFSP lists or active in the CFSP, we engage the direct supplier and perform further due diligence.

2.4     Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

We do not have a direct relationship with 3TG smelters or refiners, we rely on third party audits of smelters and refiners as carried out by the CFSI's CFSP, which uses independent private sector auditors to trace and verify the chain of custody within the supply chain.

2.5     Step 5: Report Annually on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence which is filed with the SEC and is available on our Company website http://www.rockwellcollins.com under the SEC filings link on our Investor Relations page.

3.0     Due Diligence Performed

This section addresses the actions that the Company took to exercise due diligence on source and chain of custody of 3TG within the supply chain.

3.1    Survey Responses

At the conclusion of the supplier survey effort, the Company reviewed the supplier survey responses against criteria developed to determine which suppliers required further engagement. These criteria included incomplete responses as well as inconsistencies within the data reported in the Template. From this analysis, the Company identified three categories that required additional follow-up:

•	Suppliers That Reported They Source 3TG From The Covered Countries

•	Suppliers That Reported Their Products Did Not Contain Any 3TG

•	Suppliers That Either Provided Incomplete Responses Or Did Not Respond At All

3.1.1    Suppliers That Reported They Source 3TG From The Covered Countries

Through the analysis of survey responses, we identified suppliers that reported they have sourced 3TG from the Covered Countries. Rockwell Collins performed due diligence and determined that those suppliers fell into one of the following categories: i) supplier used a CFSI compliant smelter or ii) chain of custody could not be performed due to insufficient information regarding the supply chain of the products provided by the supplier.

3.1.2    Suppliers That Reported Their Products Did Not Contain Any 3TG

Through the analysis of survey responses, we identified suppliers that responded stating their products did not contain any 3TG substances, but that Rockwell Collins had reason to believe such responses may be inconsistent with our knowledge of their products. We followed up with these suppliers, providing information and education on where the 3TG could be located in their products, such as metal alloying elements, plating / surface finishes, contained within the solder and also within electrical components themselves.

3.1.3    Suppliers Providing Either Incomplete Or No Responses

Through the analysis of survey responses, we identified suppliers that either provided an incomplete response to our survey request or they did not respond at all. In addition to the communications that were sent to suppliers during the request of information from our supply base, these suppliers received an additional communication to educate and increase the knowledge of the suppliers regarding the Rule.

4.0    Efforts To Determine Mine or Location of Origin

As stated in the Rule, which describes the content of the Conflict Minerals Report, “it is very difficult, if not impossible, to trace Conflict Minerals to their mine or other location of origin” after the smelting (tin, tantalum, tungsten) or refining (gold) processes. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores. As the Company does not purchase raw ore or unrefined 3TG, our focus was to gain smelter information from industry initiatives and our supply base.

To gain insight into the country of origin, chain of custody and conflict status of our 3TGs, we relied primarily on the findings of the CFSP. Established by members of the CFSI, the CFSP is a voluntary program in which an independent third party evaluates smelters’ and refiners’ procurement and inventory practices and determines, as of the date of evaluation, whether the smelter or refiner has demonstrated that all the materials it processed originated from conflict free sources.

Even after CFSP validation, it was difficult for the Company to identify valid smelters and refiners directly used in our supply chain, as a majority of the information that was provided from our supply chain was at a company level rather than at a product level. Based on the due diligence performed by the Company, we have no direct knowledge that 3TG sourced from Covered Countries is in our products.

5.0    Continuous Improvement

We plan to refine our process for future reporting periods by addressing, implementing and continuously improving the following:

•	Continue to engage with our suppliers to increase their knowledge and understanding of the Rule requirements and its importance, by providing educational information and training resources

•	Maintain the use of Conflict Minerals flow-down clause in new or renewed supplier contracts

•	Continue our involvement within industry partnerships and work to leverage best practices

•	Become familiar and investigate reporting opportunities through our newly purchased third party information provider (IHS)

•
Continue sending yearly letters to smelters encouraging them to become validated as a conflict-free smelter or refiner and to follow the OECD guidance and conduct due diligence on the 3TG supply chains. AIA will send the letter to those smelters who are not yet part of the Conflict Free Smelter Program (CFSP).

CAUTIONARY STATEMENT

This contains statements that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the Company's reliance on our supply base to provide information on products sold to the Company that include tin, tantalum, tungsten and gold as well as the country of origin; the Company's ability to amend supplier contracts; the Company's suppliers not properly flowing down requirements of the Rule to their supply base; the Company's ability to execute activities that will enhance our due diligence measures, as well as other risks and uncertainties, including but not limited to those detailed herein. These forward-looking statements are made only as of the date hereof.

Date of Report: May 26, 2017